SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: September 2010
Commission File Number: 1-8481
BCE Inc.
(Translation of registrant’s name into English)
1, carrefour Alexander-Graham-Bell, Building A , 8th Floor, Verdun, Québec, Canada H3E 3B3, (514)
870-8777
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☐                      Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐                                No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
Date: September 1, 2010	By:	(signed) Alain F. Dussault
Alain F. Dussault
Corporate Secretary

For Immediate Release
Bell disappointed with CRTC decision denying rural and remote communities the latest wireless broadband network technology
CRTC’s deferral account ruling forces telephone companies to deploy less-advanced DSL wired technology rather than leading-edge HSPA+ wireless broadband
MONTRÉAL, September 1, 2010 — The Canadian Radio-television and Telecommunications Commission (CRTC) yesterday issued a very disappointing decision as to how funds accumulated in telecom company “deferral accounts” must be used to expand broadband service to rural and remote Canadian communities.
“Bell had hoped to bring the same world-leading wireless HSPA+ technology to small unserved communities in Ontario and Québec that we’ve rolled out to 93% of the Canadian population already. More than 100 such locations — communities like La Patrie, Cloud Bay, Denbigh, Morson, Stratton, Wawa — would have had access to the fastest mobile Internet access speeds and the latest voice and data products and services available. In fact, a significant number of these communities wrote letters of support for our HSPA+ proposal directly to the CRTC. Instead, the CRTC insists we roll out less-advanced DSL technology.” said George Cope, President and CEO of Bell and BCE Inc.
“Considering the federal government’s commitment to ensuring Canada’s leadership in the digital economy and its strong support for intensified investment in the latest broadband technologies, this is quite frankly a shocking decision by the CRTC. It’s a clear opportunity missed, and it perpetuates the digital divide between rural and urban Canada,” said Mr. Cope.
It is worth noting the dissenting opinion of the CRTC’s vice chair of telecom, Len Katz, who wrote that the CRTC does need to embrace the latest broadband technology available: “By limiting the rollout of broadband services to DSL technology, the commission has taken a static view of technology and failed to recognize the dynamic changes taking place in functionality and cost from newer technologies,” Mr. Katz wrote.
The CRTC also increased Bell’s $488-million deferral account balance to $583 million with interest charges of close to $95 million — despite Bell having little control over many of the delays in the decision — and limited the amount Bell could spend on rolling out rural broadband to $306 million. The CRTC also requires Bell to return approximately $250 million, including interest, of deferral account funds to Bell residential home phone customers in urban areas of Ontario and Québec in the form of credits, rebates or promotional offers. Bell will announce plans to do so in coming days.
In 2002, the CRTC required established telcos, including Bell, MTS and TELUS, to create deferral accounts that would hold surplus funds collected from urban home phone customers for an unspecified later purpose. The CRTC believed that new competition in telecom would be hampered if the telcos simply reduced prices for urban customers instead of building up a deferral account.

In 2008, the CRTC agreed that Bell could use its deferral account funds to build broadband out to 112 underserved communities in Ontario and Québec. In 2009, Bell applied to the CRTC for permission to deploy the latest HSPA+ broadband technology, which Bell was already planning to roll out to 93% of the Canadian population by the end of the year. Yesterday, the CRTC decided Bell should instead bring less-advanced DSL (digital subscriber line) technology to these communities.
Financial guidance for 2010
Based on yesterday’s CRTC decision, there is no change to BCE Inc.’s guidance for 2010 for revenues, EBITDA, capital intensity and Adjusted EPS. However, the Company no longer expects 2010 free cash flow at the high end of the guidance range.
BCE’s original guidance for 2010 issued on February 4, 2010, its increased guidance issued on August 5, 2010, and its current expectation are as follows:

	Guidance	Increased Guidance	Current Guidance
2010 Guidance	February 4, 2010	August 5, 2010	Expectation
Bell (i)
Revenue Growth	1% - 2%	2% - 3%	2% - 3%
EBITDA Growth (ii)	2% - 4%	2% - 4%	2% - 4%
Capital Intensity	≤16%	≤16%	≤16%
BCE
Adjusted EPS	$2.65 - $2.75	$2.75 - $2.80	$2.75 - $2.80
Free Cash Flow (iii)	$2,000 M - $2,200 M	High end	$2,000 M - $2,200 M

(i)	Bell’s 2010 financial guidance for revenue, EBITDA and capital intensity is exclusive of Bell Aliant.

(ii)	The most comparable Canadian GAAP financial measure is operating income. For 2010, Bell expects EBITDA growth of 2% to 4%. This range reflects expected Bell operating income of approximately $2,900 million to $3,100 million.

(iii)	The most comparable Canadian GAAP financial measure is cash flows from operating activities. For 2010, BCE expects to generate free cash flow in the range of $2,000 million to $2,200 million. This amount reflects expected BCE cash flows from operating activities of $5,400 million to $5,600 million.
As the CRTC has increased Bell’s accumulated deferral account balance by an amount of $95 million in interest charges, we now expect restructuring and other charges for 2010 to be in the range of $170 million to $220 million.
About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs, including Bell Mobility wireless, high-speed Bell Internet, Bell TV direct-to-home satellite television, Bell Home Phone local and long distance phone services, and IP-broadband and information and communications technology (ICT)

services. Bell is proud to be a Premier National Partner and the Exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games.
Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.
For more information, please contact:
Jacqueline Michelis
Bell Media Relations
(613) 785-1427
jacqueline.michelis@bell.ca
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca
Caution Concerning Forward-Looking Statements
Certain statements made in this news release, including, but not limited to, statements relating to our 2010 financial guidance (including revenues, EBITDA, capital intensity, Adjusted EPS and free cash flow), expected restructuring and other charges for 2010, and other statements that are not historical facts, are forward-looking. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements contained in this news release describe our expectations at September 1, 2010 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after September 1, 2010. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating, in particular, to 2010 and allowing investors and others to get a better understanding of our operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Material Assumptions
Economic and Market Assumptions
A number of Canadian economic and market assumptions were made by BCE in preparing its forward-looking statements for 2010 contained in this news release, including, but not limited to: (i) growth in Canadian GDP in 2010 based on the estimates of the six major banks in Canada, (ii) consistent with this consensus view, we have assumed a gradual improvement in the Canadian economic environment with momentum beginning in the second half of 2010, (iii) revenues generated by the residential voice telecommunications market in Canada to continue to decrease due, in part, to landline substitution to competing technologies such as wireless, which is expected to increase in 2010 particularly as a result of aggressive competitive activity by new wireless entrants having purchased AWS spectrum, and VoIP and other factors including e-mail and instant messaging substitution, (iv) current levels of competition to continue for residential and business local voice telephony, as cable operators and other telecom service providers maintain the intensity of their marketing efforts and continue to leverage their network footprints to pursue market share in our regions, (v) wireless industry penetration growth in 2010 similar to 2009, and (vi) TV and Internet market growth at levels slightly lower than 2009, given the relatively high penetration rates and maturity levels for these products.
Operational Assumptions
Our forward-looking statements for 2010 are also based on certain internal operational assumptions concerning Bell (excluding Bell Aliant), including, but not limited to: (i) targeted retention and service bundle offers, customer winbacks and better service execution to maintain residential NAS line losses steady year over year, (ii) the trend, pursuant to which business market demand was adversely affected in 2009 as business clients curtailed their spending and investment plans, to continue to moderate demand for communications services and induce firms to migrate from legacy services to new technologies that provide cost effective solutions to their needs, (iii) the November 2009 launch of our new HSPA/HSPA+ network to drive increased smartphone penetration and enhance the opportunity for incremental growth in data usage and increased roaming revenues, (iv) higher employment levels, increased discretionary spending and the resumption of travel as the economic environment strengthens to result in higher wireless usage and roaming revenues, (v) new wireless entrant competition to intensify progressively throughout the course of 2010 as additional service providers come to market, (vi) our wireless revenue growth to be driven by ARPU from new services, careful price management and a continued disciplined expansion of our subscriber base, (vii) Bell to benefit from ongoing technological improvements by manufacturers in Bell’s handset and device lineup and from faster data speeds that are allowing clients to optimize the use of Bell’s services, (viii) significant increase in our points of sale, (ix) diligent expense management to moderate the impact of aggressive discount brand and new entrant pricing, higher retention spending and increased acquisition costs driven by increased smart-phone customer penetration, (x) wireless EBITDA margin pressure from new entrant competition and increased subscriber acquisition and retention costs, (xi) wireless ARPU pressure from new entrant competition, (xii) expense savings, contributing to the maintenance of stable EBITDA margins, to be achieved from renegotiating contracts with all our key IT vendors and outsource suppliers, the flow-through from labour force reductions in 2009, field workforce productivity improvements, leveraging operational synergies from the integration in 2009 of our business customer-facing units, controlling network maintenance costs, and reducing traffic that is not on our own network, and (xiii) improved wireline revenues due to revenues from the acquisition of The Source, continued strong growth in Bell’s TV business, and a continued focus on pricing discipline.
Financial Assumptions
Our forward-looking statements for 2010 are also based on certain other financial assumptions for 2010 concerning Bell (excluding Bell Aliant) including, but not limited to: (i) Bell’s cash taxes to be approximately $120 million, (ii) Bell’s total net benefit plans cost (pension expense), which is based on a discount rate of 6.4% and a 2009 return on pension plan assets of 15%, to be approximately $130 million, (iii) Bell’s retirement benefit plans funding to be approximately $500 million, (iv) Bell’s capital intensity to be less than or equal to 16%, and (v) Bell to continue to invest in fibre deployment to expand its wireline broadband footprint to approximately 3.6 million households by the end of 2010.
Our forward-looking statements for 2010 are also based on certain other financial assumptions for 2010, including, but not limited to: (i) restructuring and other charges in the range of $170 million to $220 million, (ii) depreciation and amortization expense slightly lower than 2009, (iii) an effective tax rate of approximately 20% or slightly below, and a statutory tax rate of approximately 30.6%, (iv) EPS to be positively impacted by the planned repurchase of up to $500 million of common shares under BCE’s normal course issuer bid announced in December 2009, and (v) the permanent repayment of long-term debt maturing in 2010.
The foregoing assumptions, although considered reasonable by BCE on September 1, 2010, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.
Material Risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements, including our 2010 financial guidance, are listed below. Our ability to meet our 2010 financial guidance essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the intensity of competitive activity, including the increase in wireless competitive activity resulting from Industry Canada’s licensing of AWS spectrum to new wireless entrants, and the resulting impact on our ability to retain existing, and attract new, customers, and on our pricing strategies and financial results; general economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services; our ability to implement our strategies and plans in order to produce the expected benefits; our ability to continue to implement our cost reduction initiatives and contain capital intensity while seeking to improve customer service; our ability to respond to technological changes and rapidly offer new products and services; increased contributions to employee benefit plans; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology systems and software; events affecting the ability of third-party suppliers to provide to us essential products and services; the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects; labour disruptions; the potential adverse effects on our Internet and wireless businesses of the significant increase in broadband demand; our ability to raise the capital we need to implement our business plan, including for BCE’s share buy-back program and dividend payments and to fund capital and other expenditures and generally meet our financial obligations; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; launch and in-orbit risks of satellites used by Bell TV; competition from unregulated U.S. DTH satellite television services sold illegally in Canada and the theft of our satellite television services; BCE’s dependence on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends and make other distributions; there can be no certainty that dividends will be declared by BCE’s board of directors or that BCE’s dividend policy will be maintained; stock market volatility; our ability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks; health concerns about radio frequency emissions from wireless devices; and loss of key employees.
For additional information with respect to certain of these and other assumptions and risks, please refer to BCE’s 2009 Annual MD&A dated March 11, 2010 (included in the BCE 2009 Annual Report), BCE’s 2010 First Quarter MD&A dated May 5, 2010 and BCE’s 2010 Second Quarter MD&A dated August 4, 2010, all filed by BCE with the Canadian securities commissions (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). These documents are also available on BCE’s website at www.bce.ca.